Heineken
NV

RECEIVED
2006 MAR -8 P 12:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

06011447

date
20 February 2006

our reference

your reference

dealt with by

page
1 of 1

subject
Exemptionfile 82-4953

SUPPL

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

press release

Major marketing support for Heineken Premium Light introduction

Amsterdam, 12 January 2006 - Heineken N.V. announced today that Heineken Premium Light was successfully test marketed in the USA in 2005 in Providence, RI; Tampa, FL; Phoenix, AZ and Dallas, TX. The brand will be launched nationwide in the US beer market in the on-trade in March 2006 and in April 2006 in the off-trade channel.

The launch of Heineken Premium Light in the USA will be supported by a $50 million (€42 million) incremental marketing budget. Heineken estimates that it will sell around 5 million cases (app. 400,000 hectolitres) of Heineken Premium Light in the first year. For 2006, a negative impact on the EBIT of Heineken N.V. is forecast of approximately €25 million. Heineken Premium Light is expected to break even in the year 2007. The national launch of the brand will be supported by a comprehensive and integrated marketing campaign featuring television, print, radio, Internet and out-of-home advertising.

Heineken Premium Light will be positioned as a luxury light beer in the top of the light segment. This growing light segment is almost 50% of the American beer market and amounts to approximately 115 million hectolitres in 2005. Heineken Premium Light is brewed in the same high quality tradition as Heineken Lager Beer, but is lighter in taste and has fewer calories and carbohydrates.

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 113 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEHN NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com